[ADMA Biologics Letterhead]

August 9, 2012

Justin Dobbie John Dana Brown Division of Corporation Finance Securities and Exchange Commission 100 F. Street, N.E. Washington, D.C. 20549-3010

Re:	ADMA Biologics, Inc. (the “Company”) Registration Statement on Form S-1, as amended File No. 333-180449

Dear Messrs. Dobbie and Brown:

Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, the Company hereby requests that the effectiveness of the Company’s Registration Statement on Form S-1, as amended, File No. 333-180449, be accelerated to 4:00 pm (Washington, D.C. time), on Monday, August 13, 2012, or as soon thereafter as is practicable.

In connection with this letter, the Company acknowledges that:

•           should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•           the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•           the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ADMA BIOLOGICS, INC.

/s/ Brian Lenz
Brian Lenz
Vice President and Chief Financial Officer